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Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	Michael C. Foland, Attorney-Advisor

Kathleen Krebs, Special Counsel

Becky Chow, Staff Accountant

Melissa Walsh, Staff Accountant

Re: Vertex, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Submitted July 20, 2020

File No. 333-239644

Ladies and Gentlemen:

On behalf of our client, Vertex, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 24, 2020, relating to the Company’s Amendment No. 1 to registration statement on Form S-1 submitted on June 18, 2020 (the “Registration Statement”), based on our discussion on July 24, 2020 with Stephen Krikorian and Becky Chow of the Staff.

The Company will, upon confirmation with the Staff, further amend the Registration Statement via pre-effective Amendment No. 2 (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

July 27, 2020

Amendment No. 1 to Form S-1

Dilution, page 49

1.	Please explain how you computed pro forma net tangible book value in the amount of $(315.8) million, or $(2.62) per share, and adjusted pro forma net tangible book value in amount of $(27.4) million, or $(0.19) per share, as of March 31, 2020, after giving pro forma effect to the transactions described.

Response: The Company supplementally advises the Staff that each of these amounts, as of March 31, 2020, after giving pro forma effect to the transactions described, were calculated in the manner described in the attached Exhibit A to this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Stock-Based Compensation, page 83

2.	Consistent with your response to comment 5 in your letter dated June 18, 2020, please update your disclosure regarding the impact of the change in accounting for the SARs upon becoming a public company. Revise to address your accounting for the amendment of the outstanding SARs as part of this offering, including the financial impact upon the modification and on future results.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will, in the Amendment, update the Company’s disclosure regarding (i) the impact of the change in accounting for the SARs upon becoming a public company and (ii) its accounting for the amendment of the outstanding SARs as part of the offering, including the financial impact upon the modification and on future results. The Company’s updated disclosure will appear in a disclosure substantially in the form set forth below:

SAR Amendment

SAR participants were offered the option to either redeem their SARs upon the occurrence of the Offering or amend their SARs pursuant to which, upon effectiveness of the Company’s 2020 Incentive Award Plan (the “2020 Plan”) to occur on the effective date of the Offering, such SARs will become options to purchase shares of new Class A common stock under the 2020 Plan. Effective July 13, 2020, this offer period ended and all SAR participants eligible to receive the offer accepted and will have their outstanding SARs converted to stock options with equivalent terms under the 2020 Plan (the “Converted SARs”). This is considered a modification of these SAR awards.

July 27, 2020

Management continued to record changes in the intrinsic value of the SARs in 2020 up to the date on which the Company was considered to have become a public entity. Management will record the change in accounting policy based on the application of ASC 718. The Company will record any incremental increase in fair value of the Converted SARs resulting from the modification as compensation expense at the time of the exchange, which is contingent upon the occurrence of the Offering. Upon modification, the Converted SARs will no longer be recorded as a liability under ASC 718 and the accumulated liability balance will be reclassified to stockholders equity. The unvested portion of the Converted SAR liability at the Offering date will be amortized over the remaining service period of the Converted SARs as compensation expense. Assuming an Offering price of $15.00 (the midpoint of the range reflected on the cover of the prospectus), management estimates the fair value of the Converted SARs at the Offering date to be approximately $150,000 (unaudited), of which approximately $118,000 (unaudited) will be vested. At this value, management would record estimated additional compensation expense of $63,000 (unaudited) for vested SARs from April 1 to the Offering date, including the impact of the change in accounting. The remaining $32,000 (unaudited) of unvested Converted SAR liability will be recognized as compensation expense over the remaining service period through 2025, including the impact of the change in accounting.

Notes to Consolidated Financial Statements, page F-8

3.	Please revise to provide subsequent events disclosures pursuant to ASC 855-10-50-1 and 50-2.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will, in the Amendment, update the Company’s disclosure to include subsequent events disclosure relating to (i) the termination of the Company’s status as an “S Corporation” for U.S. federal income tax purposes (which is expected to occur on July 27, 2020); (ii) changes to the Company's capital structure (which is expected to occur on July 28, 2020); and (iii) the amendment of the outstanding stock appreciation rights (as of July 13, 2020).

Immediately after the completion of the stock split and reclassification, the Company will file the Amendment that will include updated disclosure substantially in the form set forth below:

Subsequent Events

                Termination of S Corporation Filing Status

On July 27, 2020, the Company and its shareholders entered into an S corporation and Tax Sharing Agreement, pursuant to which, the Company’s S corporation status for U.S. federal income tax purposes was terminated on July 27, 2020 and the Company will thereafter be taxed as C Corporation. As a result, the Company’s effective tax rate is projected to increase from approximately 2.5% to 25%. Management anticipates recording a deferred tax benefit at the effective date of the conversion of approximately $34,000 (unaudited) due to the increased tax rate from the conversion.

July 27, 2020

Changes to Capital Structure

On July 28, 2020, the Company filed its amended and restated certificate of incorporation with the Delaware Secretary of State, to effect the Stock Split, a share exchange and to establish a new capital structure for the Company. The Stock Split resulted in each one share owned by a stockholder being exchanged for three shares of common stock, and the number of shares of the Company’s common stock issued and outstanding was increased proportionately based on the Stock Split. In addition, in connection with the Stock Split, stockholders of record exchanged their existing Class A voting and Class B non-voting common stock for shares of newly created Class A common stock(“Class A”) and Class B common stock (“Class B”). The effect of the Stock Split was recognized retrospectively in the Consolidated Financial Statements.

In connection with the new capital structure, the Company authorized 450,000 shares of common stock, par value $0.001 per share, and 30,000 shares of preferred stock, par value $0.001 per share. Common stock is divided into two classes, Class A with one vote per share, and Class B with ten votes per share. The rights of the holders of Class A and Class B are identical, except with respect to voting, conversion and transfer rights. Following the Offering, authorized Class A will consist of 300,000 shares and authorized Class B will consist of 150,000 shares.

Each outstanding share of Class B is convertible at any time at the option of the holder into one share of Class A. Each share of Class B will convert automatically into one share of Class A upon any transfer, except for certain permitted transfers to other Class B stockholders or other members of the control group. Each share of Class B will convert automatically into one share of Class A if the voting power of all then-outstanding shares of Class B comes to represent less than ten percent of the combined voting power of all shares of the then-outstanding. Once converted or transferred and converted into Class A, the Class B may not be reissued.

The Board is authorized to issue up to 30,000 shares of preferred stock in one or more series without stockholder approval. The Board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Upon closing of the Offering, there will be no shares of preferred stock outstanding.

July 27, 2020

SAR Amendment

SAR participants were offered the option to either redeem their SARs upon the occurrence of the Offering or amend their SARs pursuant to which, upon effectiveness of the Company’s 2020 Incentive Award Plan (the “2020 Plan”) to occur on the effective date of the Offering, such SARs will become options to purchase shares of new Class A common stock under the 2020 Plan. Effective July 13, 2020, this offer period ended and all SAR participants eligible to receive the offer accepted and will have their outstanding SARs converted to stock options with equivalent terms under the 2020 Plan (the “Converted SARs”). This is considered a modification of these SAR awards.

Management continued to record changes in the intrinsic value of the SARs in 2020 up to the date on which the Company was considered to have become a public entity. Management will record the change in accounting policy based on the application of ASC 718. The Company will record any incremental increase in fair value of the Converted SARs resulting from the modification as compensation expense at the time of the exchange, which is contingent upon the occurrence of the Offering. Upon modification, the Converted SARs will no longer be recorded as a liability under ASC 718 and the accumulated liability balance will be reclassified to stockholders equity. The unvested portion of the Converted SAR liability at the Offering date will be amortized over the remaining service period of the Converted SARs as compensation expense. Assuming an Offering price of $15.00 (the midpoint of the range reflected on the cover of the prospectus), management estimates the fair value of the Converted SARs at the Offering date to be approximately $150,000 (unaudited), of which approximately $118,000 (unaudited) will be vested. At this value, management would record estimated additional compensation expense of $63,000 (unaudited) for vested SARs from April 1 to the Offering date, including the impact of the change in accounting. The remaining $32,000 (unaudited) of unvested Converted SAR liability will be recognized as compensation expense over the remaining service period through 2025, including the impact of the change in accounting.

Note 1. Summary of significant accounting policies

Unaudited Pro Forma Earnings Per Share, page F-23

4.	You indicate that the determination of pro forma shares outstanding gives effect to the exchange of the Class A and Class B common stock outstanding at December 31, 2019 and March 31, 2020 for the respective new series of Class A and B common stock. However, it appears that the denominator only includes the number of shares whose proceeds would be necessary to repay the term loans. Please revise your computation to also include the new series of Class A and B common shares outstanding exchanged for the Class A and Class B common stock outstanding.

Response: The Company supplementally advises the Staff, with respect to the computation of the new series of Class A and B common shares outstanding exchanged for the Class A and Class B common stock outstanding, that the amounts shown were calculated in the manner described in the attached Exhibit B to this letter.

General

5.	You note your 3-for-1 forward split of your common stock, which will occur prior to the closing of this offering. When the forward split occurs, please ensure disclosures through the filing are consistently presented to give retroactive effect to the change. Revise financial statements presented to reflect the stock split in accordance with ASC 260-10-55-12 and SAB Topic 4C. Also ensure your independent auditor revises its report on page F-2 to reference the stock split and dual-date its opinion in accordance with PCAOB AU 530.05.

July 27, 2020

Response: The Company acknowledges the Staff’s comment, and the Company will, in the Amendment, revise the disclosure throughout the Registration Statement to give retroactive effect to the 3-for-1 forward split of the Company’s common stock, which will occur prior to the filing of the Amendment.

In particular, the Amendment will include updated disclosure substantially in the form set forth below:

Changes to Capital Structure

On July 28, 2020, the Company filed its amended and restated certificate of incorporation with the Delaware Secretary of State, to effect the Stock Split, a share exchange and to establish a new capital structure for the Company. The Stock Split resulted in each one share owned by a stockholder being exchanged for three shares of common stock, and the number of shares of the Company’s common stock issued and outstanding was increased proportionately based on the Stock Split. In addition, in connection "with the Stock Split, stockholders of record exchanged their existing Class A voting and Class B non-voting common stock for newly created shares of Class A common stock (“ClassA”) and Class B (“Class B”) common stock issued in connection with the new capital structure. The effect of the Stock Split was recognized retrospectively in the Consolidated Financial Statements.

In connection with the new capital structure, the company authorized 450,000 shares of common stock, par value $0.001 per share, and 30,000 shares of preferred stock, par value $0.001 per share. Common stock is divided into two classes, Class A with one vote per share, and Class B with ten votes per share. The rights of the holders of Class A and Class B are identical, except with respect to voting, conversion and transfer rights. Following the Offering, authorized Class A will consist of 300,000 shares and authorized Class B will consist of 150,000 shares.

Each outstanding share of Class B is convertible at any time at the option of the holder into one share of Class A. Each share of Class B will convert automatically into one share of Class A upon any transfer, except for certain permitted transfers to other Class B stockholders or other members of the control group. Each share of Class B will convert automatically into one share of Class A if the voting power of all then-outstanding shares of Class B comes to represent less than ten percent of the combined voting power of all shares of the then-outstanding common stock. Once converted or transferred and converted into Class A, the Class B may not be reissued.

July 27, 2020

The Board is authorized to issue up to 30,000 shares of preferred stock in one or more series without stockholder approval. The Board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Upon closing of the Offering, there will be no shares of preferred stock outstanding.

In addition, the Company’s independent auditor will in the Amendment revise its report on page F-2 to reference the stock split as well as the other subsequent events disclosures referenced above in response to comment 3, and dual-date its opinion in accordance with PCAOB AU 530.05, substantially in the form set forth below:

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Vertex, Inc.

King of Prussia, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vertex, Inc. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

July 27, 2020

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York

March 27, 2020 (except for the effect of the stock split for the common stock and other subsequent events, discussed in Note 12, as to which the date is July 28, 2020)

*      *     *     *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (202) 637-2165. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

Enclosures

cc:	David DeStefano, Vertex, Inc.

Bryan T. R. Rowland, Vertex, Inc.

Marc D. Jaffe, Latham & Watkins LLP

William K. Hackett, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP